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                               November 3, 2022

       Jeff Clementz
       Chief Executive Officer
       Shift Technologies, Inc.
       290 Division Street, Suite 400
       San Francisco, California 94103

                                                        Re: Shift Technologies,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed November 2,
2022
                                                            File No. 333-267601

       Dear Jeff Clementz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       U.S. Federal Income Tax Consequences of the Merger, page 154

   1. We note your amended disclosure and opinion of counsel in response to comment 1.
                                                        Please further revise
both (a) your disclosure and (b) the opinion of counsel filed as
                                                        Exhibit 8.1 to state
clearly that the disclosure in the relevant tax consequences sections of the prospectus (i.e.,
"Tax Consequences of the Merger to U.S. Holders Generally"
                                                        beginning on page 155
and "Federal Income Tax Treatment of the Reverse Stock Split
                                                        Amendment" beginning on
page 158) is the opinion of counsel as to the applicable U.S.
                                                        federal income tax
consequences to U.S. holders generally. Please refer to Sections
                                                        III.B.2, C.1 and C.2 of
Staff Legal Bulletin No. 19 for guidance.
 Jeff Clementz
Shift Technologies, Inc.
November 3, 2022
Page 2

       You may contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 if you
have questions.



                                                        Sincerely,
FirstName LastNameJeff Clementz
                                                        Division of Corporation
Finance
Comapany NameShift Technologies, Inc.
                                                        Office of Trade &
Services
November 3, 2022 Page 2
cc:       Martin Glass
FirstName LastName